
Join us at:
present tense
nash * tenn

INVEST IN **PRESENT TENSE**

A culinary and sensory experience celebrating the here and now in Nashville

liveinthepresenttense.com Nashville, TN

Highlights

1. Local favorite restaurant w/ a deep sake list, natural wines, and esoteric yet minimalist cocktails

2. Influenced by the sourcing of world class ingredients, fermentation, restraint & Japanese charcoal

3. N.Y. Times Best Restaurants in Nashville & Resy Restaurants That Define Dining in America 2024

4. Chef/Owner awarded Michelin Bib Gourmand and Eater Restaurant of the Year for Dija Mara in San Diego

5. Co-owners have decades of experience in F&B, Hospitality Operations, and Alc-Bev brand building

6. Founder successfully scaled a multi-unit craft bottle shop and online DTC platform in Singapore

7. $1.4M in top line revenue in first 12 months of operations; monthly profitability at 16 months

8. 18-month operating history with strategic plans for growth and expansion

Featured Investor



Brian White

Invested $150,000

Follow

Syndicate Lead

Brian is a seasoned investor who specializes in land deals, residential real estate, and restaurant investing.

"Investing in Present Tense made sense to for a number of reasons. First, I trust in the leadership of Ryan and Rick in guiding Present Tense towards success in the future. Strong and competent owners can be hard to find in the space. Secondly, Nashville is in dire need for a restaurant that pushes the limits and offers dishes and fare not found anywhere else in the city. Finally--one night's omakase experience with Ryan and his staff will make you realize how special and unique Present Tense is. I'm excited to see how the restaurant evolves over time and am happy to be partnered with such an exciting experience!"

Our Team



Ryan Costanza Chef/Owner

Ryan is an acclaimed Chef and Restaurateur. Worked w/ award winning chefs Govind Armstrong, Sang Yoon, Daniel Patterson and was Culinary Director of Ops for Crenn Dining Group in San Fran. Honored w/ Michelin Bib Gourmand for Dija Mara in San Diego.



Rick Margaritov Director of Operations/Owner

Rick has clocked in 20+ years in the hospitality and alc-bev industries. Former GM at Thomas Keller Group & worked w/ James Beard Award-winning chefs Tom Collichio, Jonathan Waxman and Suzanne Goin & Caroline Styne. Cornell grad; MBA from Vanderbilt.



Kenneth Vanhooser Beverage Director/Partner

Ken was the opening Bar Director at The Optimist and Le Loup. His style can best be described as a synergy only found through having lived, worked, and excelled at Japanese-styled bartending, innate southern hospitality, and Michelin-style environments.



Tanya Dempsey Creative Director/Owner

Founder of creative content studio November Grey, Tanya's an accomplished Producer and Content Creator who leads all marketing, events & PR. Notable client list includes: Puma, Comcast, Sanyae Demure, Les Lunes, Esse et Cie & Sonder Living.

We're Moving – and Growing. Join Us.

The New York Times

The 25 Best Restaurants in Nashville Right Now

For the grammar fans out there, it's true: Present Tense encapsulates what's happening in Nashville right now.



RESY

Best of The Hit List National

The Restaurants That Defined Dining in America in 2024





"For the grammar fans out there, it's true: Present Tense encapsulates what's happening in Nashville right now. Which is to say, an influx of talent, including the chef Ryan Costanza, who came to Nashville from San Diego. Along with his partner and general manager, Rick Margaritov, Mr. Costanza has made a mark in the burgeoning Wedgewood-Houston neighborhood."

The New York Times, October 7, 2024

From Underdogs to a Local Favorite.

Present Tense was born from passion, resilience, and a deep love for food and hospitality. From the moment we opened our doors, we've been overwhelmed by the way Nashville has shown up for us. You've filled our seats, spread the word, and helped build something truly special in Wedgewood-Houston.

special in Wedgewood-Houston.

We launched Present Tense the scrappy way—underfunded, under-resourced, and betting everything on our vision. And despite the odds, we've not only survived, we've thrived. We've built a loyal following, earned critical acclaim, and created one of the most talked-about dining experiences in the city.

Now, we're ready for our next chapter—and it's a big one.


Making moves at:
present tense
nash * tenn

Why We're Raising Funds Now

We're relocating Present Tense to a new, more visible, and high-traffic space in the heart of Wedgewood-Houston. Surrounded by top-tier retail, restaurants, and a walkable community, this move gives us the exposure and infrastructure we need to operate more efficiently and serve more people—all day, every day.

📍 A Better Location, Built for Growth

We're excited to move Present Tense to a **new, centrally located space** that gives us:

- **Higher visibility and foot traffic**
- Proximity to national anchor brands like Soho House, **Pastis** and **Hermès**
- A layout optimized for **all-day service**
- **Lower operating costs** and higher efficiency

This is not just a move—it's a strategic leap toward long-term sustainability and growth.

📈 A Smaller Space, A Bigger (and Smarter) Opportunity

- Smaller footprint, higher revenue. With an optimized layout and full-day service model (including lunch hours), we expect increased revenue in a space that costs less to operate.
- Central location. We're positioning ourselves right in the flow of Nashville's hottest up-and-coming neighborhood—home to anchor brands like Pastis and Hermès, and surrounded by the foot traffic we need to grow.
- Lower overhead, higher margins. More efficient systems and operating hours mean we can finally do what we've always dreamed —run Present Tense the *right* way, sustainably and with intention.

It's a recipe for a stronger, more sustainable Present Tense.

This is where you come in.

We're raising funds to make this transition possible—building out the new space, upgrading the kitchen, and bringing Present Tense into its full potential. We're inviting our supporters, neighbors, and Nashville food lovers to come along for the ride—not just as diners, but as co-owners.

👨‍🍳 Who We Are

Present Tense was conceptualized and founded by 2 longtime friends who met in the Los Angeles restaurant scene 15 years ago. Collectively Ryan and Rick have over 40 years of experience in F&B, Hospitality and Alcoholic Beverage brand building. They continue to contribute their years of expertise, and passion to create memorable F&B experiences at their home away from home, Present Tense.



PT team
RYAN COSTANZA
PARTNER
CHEF/OWNER PRESENT TENSE
DIRECTOR OF OPERATIONS AT 3 MICHELIN STAR CRENN DINING GROUP
EXECUTIVE CHEF & PARTNER AT DIJA MARA, #1 OF EATER'S 38 ESSENTIAL RESTAURANTS, EATER RESTAURANT OF THE YEAR & MICHELIN GUIDE POV FOR GOOD COOKING
EXECUTIVE CHEF AT FREEDMAN'S, ONE OF BON APPÉTIT'S 10 BEST NEW RESTAURANTS IN AMERICA.
RICK MARGARITOV
PARTNER
20+ YEARS BUILDING BRANDS FOR MANY OF THE WORLD'S MOST ICONIC RESTAURATEURS, BREWERS, DISTILLERS AND WINEMAKERS.
OWNER/OPERATOR PRESENT TENSE
FOUNDER AT THE DRINKERY
PARTNER AT THIRSTY BEER SHOP
FOUNDER AT VINIFIED WINES
GM AT THOMAS KELLER GROUP
STRAITS TIMES SINGAPORE'S FASTEST-GROWING COMPANIES 2020 & 2021

Opened in May 2023, Present Tense has quickly become a Nashville hot spot in the growing neighborhood of Wedgewood-Houston for locals and a destination for out-of-towners. A modern izakaya dining experience, the menu is shaped by Chef Ryan Costanza, sourcing world class ingredients and using techniques like fermentation, restraint, and Japanese charcoal, inspired by his travels in Japan and Southeast Asia.



PT selected menus
dinner
present tense
shigoku oyster
tuna toast
uni toast
hiramasa crudo
kinmedai
hokkaido scallop





goma vegetables shishito, sunchoke, kabocha, turnip, bottarga 14
crispy tofu cucumber, sansho chili crisp, katsuobushi, shiro dashi 15
autumn salad chicories, tokyo turnip, persimmon, red kuri squash 17
oyster mushroom espelette aioli, pine butter, charred shishito pesto 18
japanese sweet potato miso butter, shaved bonito, lovage, cream 15

karaage chicken golden curry, lime, yuzu 15
kakuni pork belly calabrian chili, fish sauce, peanut, mizuna, bao 20
tsukune yakitori ground chicken, foie gras, white verjus, mushrooms 19
chicken wing yakitori sansho, smokey tare, yuzu kosho, white bbq 19
x.o. lamb chop razor clam x.o., miso labne, japanese eggplant 24

charcoal trout black sesame, pumpkin seed miso, koji'd japanese squash 25
iberico pork katsu miso tonkatsu, snowy cabbage, takanona 26
squid ink noodles fresh squid, n'duja ragu, sesame ginger tare 26
patty melt 2 KLD beef patties, secret sauce, dashi onions, cheese, pickles 20

soft serve white sesame miso or adzuki bean & okinawan sugar 6
sundae black sesame praline, miso butterscotch, chocolate namelaka 9
nonna's pizzelle adzuki bean ice cream, matcha sabayon, amaretto 9

Present Tense is currently open five days a week for dinner service with a menu focused on shareable small plates, including raw dishes like aged tuna toast, fried plates such as crispy tofu, items grilled over charcoal like red snapper, and yakitori for dinner. Additionally, Present Tense features several soft serve options, including roasted white sesame and matcha. Present Tense recently launched its exclusive six-seat omakase counter, where guests can journey through a 16-course tasting menu curated by Ryan with drinks paired by Rick.

When it comes to drinks there is no one more skilled (and charming) than Kenneth Vanhooser. You've also shared a few of his delicious creations at The Optimist, Le Loup, and Four Walls here in Nashville.





PRESENT TENSE.

HARD

LIVING CORAL
VODKA, GIN, SAKE, OR SHOCHU. LEMON. RED SHISO. LEMONGRASS.
WIND CHIME
MARTINI W/ VODKA. CORIANDER. LEMON. TOMATO. OLIVE. KOMBU.
HIGH RISK RED
VODKA. CRANBERRY. APPLE. EARL GREY. VANILLA. GINGER.
SEEDPEARL
JAPANESE WHISKIES. SAKE. SELTZER. LEMON OIL.
VIVA MAGENTA
GIN. LIME. PINEAPPLE. CHERRY. BENEDICTINE. GINGER. GRENADINE.
GREENERY
RUM. PISCO. CUCUMBER. LEMON. SAGE. DANDELION. BANANAS.
WHITECAP GREY
TEQUILA REPOSADO. GRAPEFRUIT. LIME. YOGURT. CHAMOMILE. CACAO.
BLUE ATOLL
TEQUILA BLANCO. MEZCAL. ORANGE BITTERS. CURACAO. ARTICHOKE.
HABENERO GOLD
RUM BLEND. LEMON. PLUM. RED WINE. PICKLED MUSTARD SEED.
BIRD OF PARADISE
GIN. COCONUT. BITTER ORANGE. PASSIONFRUIT. SHERRY.
ANDORRA
BOURBON. RYE. VERMOUTH. MONTENEGRO. CYNAR. PEPPERCORN. ANGO.
LUSH MEADOW*
GIN. EGG WHITE. MATCHA. LIME. MINT. MALTED CHOCOLATE. ALFALFA.

SHOCHU + WHISKY

TOWARI $14
BUCKWHEAT, TAKARA SHUZO CO., KYOTO
KUROKAME $15
SWEET POTATO + BLACK KOJI, SHUZO, KAGOSHIMA
GANKUTSUOH $16
RICE, TAKARA SHUZO, KYOTO
APPLE BLOSSOM/VANILLA/BANANA/LIGHTLY CREAMY
YOKAICHI KOME $14
RICE, TAKARA SHUZO, SAGA
AKASHI BLENDED $15
MALT + GRAIN, EIGASHIMA SHUZO, HYOGO
TOKI $15
MALT + GRAIN, HOUSE OF SUNTORY, OSAKA
SUNDAY'S WHISKY $18
MALT + GRAIN, SASANOKAWA SHUZO, KORIYAMA
NIKKA COFFEY GRAIN $19
CORN, NIKKA WHISKY DISTILLING CO., HOKKAIDO

BEER + CIDER

SAPPORO PREMIUM LAGER
SAPPORO BREWERIES, HOKKAIDO, JP
BFB INDIA PALE ALE
BLACKBERRY FARM BREWERY, WALLAND, TN
BLACK ABBEY BELGIAN STYLE BLONDE ALE
THE BLACK ABBEY BREWING CO, NASHVILLE, TN
SHACKSBURY ARLO CIDER $12
UNTITLED ART ITALIAN STYLE PILS NA
UNTITLED ART BREWING, WAUNAKEE, WI

SOFT

GARDEN SPRITZER $10
PINEAPPLE, GRAPEFRUIT, SAGE, TONIC
CHOICE COCKTAIL NA $10
LIVING CORAL, VIVA MAGENTA OR GREENERY
NON SPARKLING WINES
MATCHA LIMEADE $10
MATCHA, LIME, MINT, ALFALFA
MEXICAN SODAS $6
COKE, DIET COKE, SPRITE
COLD BREW ICED TEA $6
OOLONG WITH LEMON

PT.

Guests can expect a deep sake list, natural wines, and esoteric yet minimalist cocktails. Beverage director Kenneth Vanhooser, whose Japanese-style bartending seamlessly marries western and eastern approaches to creative innovative cocktails that evoke multi-sensory experiences, while certified sake sommelier Rick Margaritov educates guests around the restaurant on the growingly popular alcoholic beverage.

Present Tense is also home to our own sake brand, Pure Land Sake, available by-the-glass and to take home by-the-bottle purchased at our neighboring bottle shop, Hippo Bodega.


PURE
SAKE



PRESENT TENSE.

WINE MADE AS NATURE INTENDED

GLASS/CARAFE/BOTTLE

SPARKLING

MEINKLANG 16/27/74
QUARTICELLO 53
SANTA LUCIA 62
MARIE CORTON 120
BICHI 41

ROSÉ

KNAUSS LA BOUTANCHE 12/30/60
ULTRA VIOLET DE DAVID 73
CAROLINA GOTTI 52
MARTHA STOUMEN 65
LES SALINES 70
SETE 44

ORANGE

DENAVOLO 16/40/80
YETI & THE KOKONUT 73
LAURA LORENZO 72
RODICA 84

WHITE

ALBERTO NANCLARES 15/38/72
FOULARDS ROUGES 77
LA GATTIVA 74
LES LUNES 73

RED

BOJO DE LUAR 13/32/64
ALFREDO MAESTRO 13/32/64
YANN BERTRAND 68
CASTEL NOARNA 70
CHRISTIAN TSCHIDA 102
ALFREDO MAESTRO 72
SWICK 74
BAJOLA 62
LES FOULARDS ROUGES 68
BICHI 90
PIROUETTES BRUTAL 76
MEINKLANG 114

SAKE BEST ENJOYED WHEN SHARED

GLASS/CARAFE/BOTTLE

SESSHU OTOKOYAMA 15/35/70
JUNMAI, KONISHI BREWING CO., HYOGO
DRY/LIGHT/LIME BLOSSOM/GUAVA MOCHI

TENTAKA HAWK IN THE HEAVENS 17/42/**
TOKUBETSU JUNMAI, TENTAKA SHUZO, TOCHIGI
DRY/CRISP/MIXED NUT/FRESH CUT GRASS

KANBARA BRIDE OF THE FOX 17/42/**
JUNMAI GINJO, KAETSU SHUZO, NIIGATA
SAVORY + SWEET/HONEYDEW/PISTACHIO/WHITE CHOCOLATE

RIHAKU DREAMY CLOUDS 16/40/**
TOKUBETSU JUNMAI NIGORI, RIHAKU SHUZO, SHIMANE
BRIGHT/LEAN/SWEET RICE

YUHO ETERNAL EMBERS 15/37/**
JUNMAI, MIOYA BREWERY, ISHIKAWA
RICH/SOUR/UMAMI

FUKUCHO SEASIDE SPARKLING 300 ML 66
JUNMAI, IMADA BREWERY, HIROSHIMA
DELICATE/LEMON/LIME/APPLE

AMABUKI GIN NO KURENAI 72
JUNMAI, AMABUKI SHUZO, SAGA
LIGHTER SWEET/STRAWBERRY/ROSE PETALS

SUGINISHIKI TAMASAKAE 84
JUNMAI, SUGII SHUZO, TOTTORI
BUTTERSCOTCH/WOODSY/SPICE

INE MANKAI 110
JUNMAI GENSHU, MUKAI SHUZO, KYOTO
RED RICE/CHERRY/VANILLA/UMAMI

KYO NO HARU NIGORI 88
JUNMAI MUROKA NAMA GENSHU, MUKAI SHUZO, KYOTO
DRY/PUNCHY/ACIDIC/EARTHY

TERADA HONKE "SHIZEN NO MANMA" 98
JUNMAI KIMOTO NAMA GENSHU, TERADA HONKE, CHIBA
LIGHT SOY/SHIITAKE/TOASTED RICE

FUKUCHO MOON ON THE WATER 300/720 ML 48/98
JUNMAI GINJO, IMADA BREWERY, HIROSHIMA
DELICATE/LIME/MELON/ALLSPICE

NAGURAYAMA "SNOW WHITE" NIGORI 76
JUNMAI GINJO, NAGURAYAMA BREWING CO, FUKUSHIMA
BANANA SKIN/COCONUT WATER/SWEET CREAM

AKISHIKA YAMA 105
JUNMAI GINJO MUROKA NAMA GENSHU, AKISHIKA SHUZO, OSAKA
DRY/RICH COMPLEXITY/BRIGHT ACID

FUROSEN WATARIBUNE 98
JUNMAI GINJO MUROKA NAMA GENSHU, UEHARA SHUZO, SHIGA
WOODSY/NUTTY/BANANA PUDDING

BORN GOLD 75
JUNMAI DAIGINJO, KATOUKICHIBEE SHOUTEN, FUKUI
SMOOTH/GREEN APPLE/SWEET RICE/PEACH

RYOKO NAMAZAKE ORIGARAMI 86
JUNMAI DAIGINJO, MINE NO HAKUBAI BREWERY CO., NIIGATA
SMOOTH/PEACHES/REFRESHING ELEGANCE

GINGA SHIZUKU DIVINE DROPLETS 165
JUNMAI DAIGINJO, KOIMA SOHONTEN BREWERY, YAMAGATA
PINEAPPLE/WHITE PEACH/GREEN APPLE/WHITE PEPPER

PT.

After working with Chef Dominique Crenn in San Francisco, Ryan was awarded Michelin Bib Gourmand and Eater Restaurant of the Year for his Oceanside, CA restaurant, Dija Mara. Here are just a few of his delights from Present Tense:









🏙️ Why Wedgewood-Houston?


Local landscape
"Nashville ranks No. 5 for 'hottest' residential markets of 2023"
-Zillow
downtown residential pipeline: housing units
4,336 Completed since 2017
4,003 Under construction
14,493 Units Planned/Proposed
wedgewood houston demographics
1 Mile
3 Miles
10 Miles
Total Population 11,039 107,365 585,415
Households 4,856 49,756 244,394
Average Income $71,971 $94,005 $91,836
Food/ Alcohol Spending $31 M $379 M $1.9 B
Median
PRESENT TENSE
HIPPO


Age
31.6 Yrs
32.7 Yrs
34.3 Yrs

This neighborhood is Nashville's most exciting growth corridor—home to developments by Hines, AJ Capital, and Somera Road, plus iconic brands like Pastis and Hermès. We're staying rooted in WeHo because we believe in its creative spirit, and we're proud to be part of its story.

Our experience truly sets us apart


Competitive advantage
EXPERIENCED FOUNDERS
WE HAVE DECADES OF EXPERIENCE IN F&B, HOSPITALITY MANAGEMENT & CPG BRAND BUILDING. OUR CO-FOUNDER OWNS A GLOBAL ALCOHOL SALES & DISTRIBUTION COMPANY & HAS RELATIONSHIPS W/ BRANDS & TASTEMAKERS AROUND THE WORLD.
HOSPITALITY
MICHELIN-LEVEL HOSPITALITY IS OUR CONSISTENT FOCUS. WE BELIEVE EXCEPTIONAL GUEST EXPERIENCES ARE THE FOUNDATION OF ENDURING BRANDS AND RESONATE FAR BEYOND THE FIRST INTERACTION TO DRIVE LOYALTY, REPUTATION AND SUSTAINABLE GROWTH.
CULINARY & INNOVATION
OUR CO-FOUNDER IS A RENOWN CHEF WHOSE NAME & CREATIVITY IN THE KITCHEN WILL BE AN IMMEDIATE DRAW TO OUR COFFEE CONCEPT AND GRAB & GO OFFERINGS. HE IS ALSO AN ACCOMPLISHED NATURAL WINE & SAKE EDUCATOR.
DESIGN & BRAND
PRESENT TENSE IS A MEMORABLE NAME & IMAGE THAT JUMPS OFF THE PHYSICAL & DIGITAL STOREFRONT & SHELVES. PRESENT TENSE IS DESIGNED TO MAKE A LASTING IMPACT THROUGH MOBILE & ONLINE MEDIA ENVIRONMENTS.

We are excited to work with you and our Nashville community to build on our early success.


Traction


FEATURED PRESS
SALES + EXPENSES
CUSTOMER ACQUISITION
LOCATION
THE NEW YORK TIMES BEST RESTAURANTS IN NASHVILLE
RESY BEST RESTAURANTS IN U.S.
EATER HEAT MAP
NASHVILLE SCENE EDITOR'S PICK
$1.M LTM REVENUE
OPTIMIZATION OF PRIME COST OVER TIME UNTIL REACHING QUARTERLY PROFITABILITY IN Q125; OPERATED A MONTHLY PROFIT FOR 3 CONSECUTIVE MONTHS.
OVER 5000 NEW DINE-IN CUSTOMERS SINCE OPENING
14K NEW FOLLOWERS ON INSTAGRAM
AVG. OVER 4000 MONTHLY GOOGLE BUSINESS INTERACTIONS
WEDGEWOOD HOUSTON HAS JUST BEEN NAMED AMONG THE MOST "UP AND COMING" NEIGHBORHOODS IN THE U.S. BY TRAVEL MAGAZINE
HOME TO GEODIS PARK, SOHO HOUSE, APPLE MUSIC & LIVE NATION

Our customer testimonials and featured media continue to provide validation for our creative choices and hard work. Owning and operating a restaurant is very challenging, but we do it for our amazing team and our guests - we are incredibly passionate to provide experiences that help people connect on a deeper level and let go to forget about their everyday stresses.

PT customer testimonials


100 Beata Santora 2 22 6 days ago
SENTIMENT 100
How likely are you to recommend this restaurant to others?
0 1 2 3 4 5 6 7 8 9 10
Not at all likely Extremely likely
Please provide feedback on your experience.
I love Present Tense. The food is always clean, creative, and delicious. Chef Ryan is a wizard and Nashville is lucky to have him. You will spend quite a lot here, but it will be a true culinary experience (without the pretense).
100 John Mark Swafford 2 1 18 days ago
SENTIMENT 100
How likely are you to recommend this restaurant to others?
0 1 2 3 4 5 6 7 8 9 10
Not at all likely Extremely likely
Please provide feedback on your experience.
We loved everything about our dining experience at Present Tense. The atmosphere, the cocktails, the food, and the service were all wonderful. We'd love to go back again
Teresa Zhang
Local Guide · 11 reviews · 41 photos
2 months ago
Dine in | Dinner | $50–100
I don't know why Nashville hasn't been talking more about this restaurant. The food, the service, atmosphere, and the music are fantastic.
Must orders:
1. Kumamoto Oyster. Very tender and creative, must try if you love oyster
2. Skirt Steak Tataki: perfect steak that's so easy to chew and just slip into your stomach
3. Koji 1/2 Chicken: pleasssssssss order this one! It's so good so juicy and so tender. The truffle and the koji au pomme sauce is the best combo.
I am definitely coming back!
Food: 5/5 | Service: 5/5 | Atmosphere: 5/5
Recommended dishes
Squid Ink Pasta
Nathan Sadeghi-Nejad
3 reviews
2 weeks ago NEW
I rarely write reviews, but we had an absolutely phenomenal experience at Present Tense. My partner and I were in Nashville to visit friends (we live in NYC) and went to PT for dinner a week ago. Sat at the bar. Cole, the bartender that night, was great. Amazing drinks and perfect service...knowledgeable, friendly, and engaged without being overbearing. The cocktails were incredible. We also sampled super interesting sake that neither of us would have tried otherwise. The food was excellent as well...very creative dishes and flavors. Present Tense could more than hold its own in the NYC or LA food scene. Nashville has an instant classic on its hands.
Food: 5/5 | Service: 5/5 | Atmosphere: 5/5
Jade Costino
Food: 5/5 | Service: 5/5 | Atmosphere: 5/5
Recommended dishes
Parking options
Free parking lot

PT featured press


The New York Times
The 25 Best Restaurants in Nashville Right Now
For the grammar fans out there, it's true: Present Tense encapsulates what's happening in Nashville right now.


NASHVILLE SCENE
Minimalist Expression Metes Out Maximal Experience at Present Tense
Rick Margaritov and chef Ryan Costanza's 'modern izakaya' in Wedgewood-Houston delights in sake and shareable plates


MARKET WATCH
MARKETWATCHMAG.COM — MARKET INTELLIGENCE ON SPIRITS, WINE AND BEER
Asia Meets The American South
At Present Tense in Nashville, Tennessee, Rick Margaritov honors Japanese culture.







Rick Margaritov focuses on Japanese food, sake, and good vibes at Present Tense in Nashville, Tennessee. (Photo by Angelica)

NASHVILLE SCENE

Present Tense Is Ready for Right Now

The combination restaurant, sake bar and bodega is ready to open its doors in Chestnut Hill

MARGARET LITTMAN MAY 11, 2023



Tea Smoked Duck at Present Tense
Photo: Nathan Zucker

Rick Margaritov and Ryan Costanza have been talking about opening a restaurant together for a long time. The friends have a long list of industry credentials, including some Michelin-star winners. They moved to Nashville a few years ago as they launched Pure Land Sake, a Kyoto, Japan-made rice wine.

"Ryan and I have been wanting to do our own concept for over a decade, since the idea first came to us when shaking cocktails for friends on a trip to Bali," Margaritov says. "Other opportunities kept pulling us in different directions until the time was finally right."

And that time is now, the *Scene* has learned in an exclusive. Next week Margaritov and Costanza will start accepting reservations for Present Tense, their new Japanese-influenced restaurant and sake bar in the Chestnut Hill/Wedgewood-Houston neighborhood (in the previous location of The Hart).

"We were immediately drawn to the area when looking for the right home for our sake brand, Pure Land, and the neighborhood immediately felt right to us," Margaritov says. "When everything aligned to have our own restaurant here, we jumped at the opportunity."

Costanza's menu consists of small plates inspired by his travels and culinary experiences in Japan and Southeast Asia, and his background cooking in French kitchens. Expect dishes such as aged tuna tartare on grilled seaweed sourdough, scallop hand rolls and a corn and crab chawanmushi (a Japanese egg custard) with Dungeness crab confit. The brunch menu will feature classics like the French omelet, but done in the style of Japanese tamagoyaki. Imagine a rolled omelet with fromage blanc covered in trout roe. And what gets more Nashville-meets-Japan than karaage and waffles (yeasted buckwheat waffles and Japanese fried chicken)?



Photo: Nathan Zucker

Tucked in the back of the restaurant will be an intimate six-seat sake bar, the first to feature Pure Land Sake. There guests can make reservations for an omakase tasting to experience Costanza's specialty dishes paired with sake poured by Margaritov. The menu features natural sakes that do not include additives, preservatives and sulfites, pair well with food and are available by glass, carafe and bottle. Sake cocktails will include Living Coral, consisting of a choice of base spirit (including sake or shochu) with lemon, red shiso, lemongrass and bubbles.

There's also a central bar and a live music platform — on nights when a DJ isn't spinning, the chefs will select the vinyl. Sliding glass doors open to an outdoor patio surrounded by greenery.

Joining the team as beverage director to create those cocktails is Kenneth Vanhooser, formerly of Nashville's Le Loup and Eleven Madison Park in New York. Vanhooser likes to combine Western and Eastern approaches to bartending to create cocktails.

When the team was brainstorming names for the restaurant, Present Tense was always one of Costanza's favorites. "It's of course about living in the moment, and we want our guests to take it all in when they're here, to savor the experience and truly enjoy," he says. "But for me personally, and in a literal sense, this is exactly where I am in my cooking right now, where I am in the present tense."

As if all of that weren't enough to do at once, the team will also open Hippo next door. The idea behind Hippo is an upscale convenience store, coffee shop and wine boutique. It will include a coffee bar with drinks made with California's Sightglass Coffee, including an on-tap espresso martini. The menu will feature grab-and-go meals, soft-serve ice cream and meats from local butchers. A previous bodega sat in Hippo's location and was a welcome convenience for folks staying upstairs at Placemakr (formerly called Bernd.Living), as well as for neighborhood residents. Hippo is near the beloved Pink Door Cookies, so a DIY Pink Door/Hippo soft-serve ice cream sandwich can soon be yours.



Photo: Nathan Zucker

Present Tense will offer dinner service Tuesday through Saturday starting at 4 p.m., with happy hour from 4 p.m. to 6 p.m. Tuesday through Friday, in addition to Saturday brunch from 10 a.m. to 3 p.m. It will begin taking reservations next week through Resy. Hippo will be open from 7 a.m. to 8 p.m. seven days a week. The restaurant, bar and bodega will be located at 321 Hart St.



NASHVILLE LIFESTYLES
+ WHERE TO DINE IN FRANKLIN
KRISTIN CAVALLARI
WOMEN IN BUSINESS
NASHVILLE'S BEST AND BRIGHTEST SHARE THEIR SUCCESS STORIES



eat here NOW

With its global cuisine and neighborhood bistro vibes, Present Tense is what's now and next in Nashville cuisine



"THE NEW OWNERS WANTED US TO STAY ON. RYAN AND I AGREED, BUT ON THE CONDITION THAT WE COULD TAILOR THE CONCEPT AND THAT THE RESTAURANT WOULD BE OURS, SEPARATE FROM THE HOTEL."



CHEF AF
FROM MICHELIN STARS TO SAKE BARS
AN EXCLUSIVE INTERVIEW
WITH CHEF RYAN COSTANZA

JULY 10 · 43 MIN LEFT

From Michelin Stars to Sake Bars

Chef AF

▶ Resume

In the latest episode of Chef AF, I had the opportunity to sit down with culinary powerhouse, Chef Ryan Costanza. As the co-owner of Nashville's newest foodie hotspot, Present Tense, Costanza gave us a taste of his fascinating culinary journey.From his beginnings in New York, his exposure to his family's pizza restaurant at an early age, to cutting his teeth in Michelin-starred kitchens and world travels, Costanza has a story as rich as his menu offerings. He dispelled the common myth of needing formal culinary education by sharing his own experiences and passion-driven path that saw him ascend to the heights of the culinary world.In our chat, we uncovered the influence of his family's Italian roots and their resistance to his career choice. We learned about his grind in Michelin kitchens and his yearning for exploration which led him to culinary adventures in Japan, Korea, and other countries. His decade-long stay in LA, followed by stints in Singapore and San Francisco, added more layers to his culinary repertoire.Costanza's shift from working for others to owning his own establishment resulted from his realization of needing a space that felt like home to him, both creatively and financially. That was the genesis of Present Tense, a dream he shared with his long-time friend and now business partner, Rick Margaritov.Present Tense offers a unique blend of flavors drawing from Costanza's French, Italian, and Japanese influences. As we delved deeper into the Present Tense experience, he emphasized the importance of an inviting atmosphere complete with incredible music and a menu that caters to a wide spectrum of diners.Present Tense

Present Tense on Instagram: "The Local Palette 6.10.23

"Wedgewood-Houston welcomes a Japanese-leaning restaurant and sake bar, complete with omakase experiences. Look for shareable small plates like fluke crudo and curry-salted karaage chicken, plus yakitori and matcha soft serve to finish. While you're there, pop into @hippobodega, the cute bodega and wine shop imminently opening next door. @presenttensenashville""

June 13, 2023

THE LOCAL palate



Now Open: Present Tense

Wedgewood-Houston welcomes a Japanese-leaning restaurant and sake bar, complete with omakase experiences. Look for shareable small plates like fluke crudo and curry-salted karaage chicken, plus yakitori and matcha soft serve to finish. While you're there, pop into Hippo, the cute bodega and wine shop imminently opening next door. @presenttensenashville

RESY Nashville

Present Tense

Wedgewood-Houston

map



Photo courtesy of Present Tense

Don't miss the inventive Japanese small plates at this Wedgewood-Houston hot spot from sake experts and fine dining veterans Ryan Costanza and Rick Margaritov. Pro tip: Snag a couple of seats at the six-stool omakase bar, featuring the partners' own Pure Land sake.

Restaurant HOSPITALITY

6 exciting new restaurant openings across the South

Kevin Gray | Jul 10, 2023



Present Tense – Nashville

Present Tense opened in late May, tucked into the Placemakr Hotel in Nashville. Chef and owner Ryan Costanza serves a menu of Asian cuisine accented by French techniques, marrying his cooking roots in Michelin-starred kitchens with his time working and traveling in Japan and Southeast Asia. The dining room is joined by a six-seat omakase and sake bar, where chef's choice dishes are paired with sakes.



EATER
NASHVILLE

Just a purely indulgent omakase experience at Present Tense

After quietly testing the concept for a few months, Present Tense has finally debuted its omakase experience to the public, launching service this past Friday, November 10. The Wedgewood Houston modern-day izakaya unveiled an intimate six-seat omakase bar inside the space where guests can experience a 12-course tasting menu curated and prepared by chef and co-owner Ryan Costanza. There are also optional wine and sake pairings (using the partner's own Pure Land sake) to complement the food. While the menu items change frequently, some of the dishes offered during the testing phase included tsukune yakitori with foie gras, burnt pumpkin topped with caviar, and Hokkaido scallop with truffle dashi.

The omakase counter is open every Friday and Saturday, with two seatings per night — the first at 6:00 p.m. and the second at 8:30 p.m. Cost per person is $170 with an additional $60 for an abridged wine and sake pairing and $120 for a full pairing. Reservations can be made here.

NASHVILLE BUSINESS JOURNAL

Present Tense launches omakase counter and lunch

Rick Margaritov and Chef Ryan Costanza opened izakaya restaurant Present Tense in May.

Reservations for its six-stool omakase counter are now open for booking, with two seatings every Friday and Saturday night at 6 p.m. and 8:30 p.m.

Costanza curates the 12-course tasting menu, $120 per person, while Margaritov selects the optional wine and sake pairings, $60 for bridged pairing and $120 for full pairing.

Present Tense has launched both lunch service and its omakase counter.
NATHAN ZUCKER

Present Tense also launched its lunch service, on Fridays and Saturdays, from noon to 2:30 p.m.

The lunch menu features a selection of don'buri – rice bowls with various toppings like binchotan red snapper – as well as bento, like the ora king salmon served with koshihikari rice, tsukemono, shishito, seasonal vegetables and miso soup.

"The experience we cultivate is very relevant to what we are all longing for these days, since breaking through the pandemic and extended periods of social isolation," Margaritov said in a previous interview. "We want to build a unique home away from home for our guests and curate a space that hits all the senses to inspire human connection, sharing and the overall sense of community."

StyleBlueprint
FOR A LIFE OF STYLE + SUBSTANCE delivered daily

LOCAL RESTAURANTS

Private Dining in Nashville: 18 Spots for Your Next Event!

Looking for an intimate space to host your next event? These Nashville restaurants offer private dining rooms — along with fabulous food and drink — to help you set the scene.

Present Tense

Neighborhood: Wedgewood-Houston
More info: liveinthepresenttense.com

A modern Japanese newcomer to Nashville, Present Tense offers a 14-person table and couch in a private dining room onsite. There's no fee to reserve the space, and the team works in tandem with event hosts to curate a priced-per-person menu.

📈 Why This Move Will Drive Higher Profitability

The new space allows us to:

- Serve guests **all day**, not just five dinners per week
- Tap into consistent **pedestrian traffic and local footfall**
- Improve **kitchen workflows** and **lower overhead**
- Provide a better experience for both guests and staff

We expect increased profitability from more service hours, a broader guest base, and more efficient operations.

Financials - 5yr

Revenue	Year 1	Year 2	Year 3	Year 4	Year 5	% of Sales
Food	$ 0.81	$ 0.83	$ 0.86	$ 0.89	$ 0.91	59.6%
Beverage	$ 0.55	$ 0.57	$ 0.58	$ 0.60	$ 0.62	40.4%
Total	$ 1.36	$ 1.40	$ 1.44	$ 1.49	$ 1.53	100.0%
Cost of Sales						
Food	$ 0.24	$ 0.21	$ 0.21	$ 0.22	$ 0.23	25.9%
Beverage	$ 0.13	$ 0.10	$ 0.11	$ 0.11	$ 0.11	19.1%
Total	$ 0.37	$ 0.31	$ 0.32	$ 0.33	$ 0.34	23.1%
Gross Profit	$ 0.99	$ 1.09	$ 1.12	$ 1.16	$ 1.19	76.9%
Salaries & Wages	$ 0.41	$ 0.42	$ 0.43	$ 0.45	$ 0.46	30.1%
Employee Benefits	$ 0.08	$ 0.08	$ 0.08	$ 0.09	$ 0.09	5.9%
Total Payroll	$ 0.49	$ 0.50	$ 0.52	$ 0.54	$ 0.55	36.0%

$1.4 MILLION
ANNUAL REVENUE

Exceeded our Year 1 Forecast

Prime Cost	$ 0.86	$ 0.82	$ 0.84	$ 0.86	$ 0.89	59.1%
Other Controllable Expenses	$ 0.07	$ 0.08	$ 0.08	$ 0.08	$ 0.08	5.5%
Occupancy Cost	$ 0.06	$ 0.06	$ 0.06	$ 0.07	$ 0.07	4.4%
Depreciation & Amortization	$ -	$ -	$ -	$ -	$ -	0.0%
Other Income (Expenses)	$ -	$ -	$ -	$ -	$ -	0.0%
Net Income Before Tax	$ 0.37	$ 0.45	$ 0.46	$ 0.47	$ 0.49	31.0%
Depreciation & Amortization	$ -	$ -	$ -	$ -	$ -	0.0%
Loan Principal Payments	$ 0.02	$ -	$ -	$ -	$ -	
Cash Flow	$ 0.39	$ 0.12	$ 0.13	$ 0.14	$ 0.14	12.6%

PAYBACK PERIOD
46 MONTHS

Projected IRR 17%

🚀 Use of Funds

Here's how we plan to use the funds:

Primary

$60k - CapEx: moving costs, kitchen upgrades & equipment, FF&E

$70k - Working Capital: cash on hand, payroll, rent deposit

$20k - Marketing, pre-opening expenses (training, launch ops)

Secondary (if we exceed target raise)

$25k - Additional CapEx: outdoor grill venting, outdoor seasonal covering (awning)

$75k - Debt consolidation: additional incremental equity raised will be used to pay down debt to free up cash flow for operations

💸 Investment Terms

We're offering **Class A-2 Common Units**:

- Investors receive **80% of distributable cash** until full payback
- After payback, investors receive **20% of distributable cash in perpetuity**
- Distributions are paid **quarterly**
- Open to both accredited and non-accredited investors

- Open to both accredited and non-accredited investors

* Forward looking projections cannot be guaranteed

*Distributable cash means, for any fiscal period of the Company, the Company's gross revenues from operations received during such period less cash funds used to pay current operating expenses (including management operation pay to Wise Visitor LLC) and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Managing Member.

💬 Join the Movement

We want Present Tense to be community-owned. Your investment helps us build the next version of this dream—and share in its rewards.

This isn't just an investment in a restaurant. It's an investment in the future of Nashville dining. It's a chance to help shape a gathering space for locals and travelers alike—a place built on craftsmanship, hospitality, and creativity.

We've done so much with so little. Now, with your support, we can move Present Tense to its next home—better equipped, more visible, and ready to thrive.

Whether you're a regular guest, a neighbor, or a believer in Nashville's creative future—**now's your chance to own a piece of Present Tense.** Join us in creating the future of Present Tense.



Join us at Present Tense
WE'RE RAISING $450K
EQUITY FINANCING
WE'VE STRUCTURED A
HEALTHY CAPITAL STACK
COMBINING THE STRENGTH
Marketing—20%
Opex—30%


TOOLS. CAPITAL STRUCTURE
WILL BE OPTIMIZED FOR
LONG-TERM VALUE AND LESS
COMPROMISE OF CONTROL.
Working Capital—50%

Investor perks

$1,000	VIP reservations for you and your guests, always.
$3,000	VIP reservations for you and your guests, always, plus a limited release Present Tense t-shirt, and 2 bottles of each of our first 3 Pure Land Sake releases, brewed in Kyoto, Japan.
$6,000	Lifetime 10% discount and a complimentary sake class and tasting at Present Tense with Ryan and Rick for your group of 10 friends.
$12,000	Lifetime 10% discount and 6 complimentary VIP seats (for you and 5 friends) for Chef Ryan's exclusive 16+ course Omakase Experience.
$25,000	Lifetime 10% discount and a multi-course tasting experience in our Present Tense Private Dining Room, for your group of 14, curated and prepared by Chef Ryan with natural wines and sakes paired by Rick.
$50,000	Lifetime 10% discount and a one-of-a-kind private multi-course tasting experience in your home, for your group of 12, curated and prepared by Chef Ryan Costanza and special guest chefs.
$100,000	Lifetime 10% discount and join Ryan and Rick on a sake and food adventure to Kyoto, Japan to visit our 450 year old Pure Land Sake brewery. Complimentary airfare (Premium Economy) and 3 nights lodging in Kyoto included.

🙏🏼Thank you for your support and look forward to continue serving you for years to come.